UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alco Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001600105

(CUSIP Number)

Luis Chang

c/o Everbright Development Overseas, Ltd.

110 Wall Street, 11th Floor

New York, NY 10005-3198

(212) 804-5725

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 2 (“Amendment No. 2”) relates to the shares (“Shares”) of the $.0001 par value common stock of Alco Stores, Inc., a Kansas corporation (“Issuer”). This Amendment No. 2 is filed jointly on behalf of (a) Everbright Development Overseas, Ltd., a British Virgin Islands corporation (“Everbright”), (b) Luis Chang, and (c) Mai Wong to amend and supplement the Items set forth below in the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended on August 15, 2013 (the “Schedule 13D”). Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 have meanings provided in the Schedule 13D.

This Amendment No. 2 is filed to and amend Items 4 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

On August 23, 2013, Everbright submitted to the Issuer’s Board of Directors (“Board”) a proposal ("Acquisition Proposal") to acquire 100% of the Issuer’s outstanding Shares at $14.30 per share in cash in a statutory merger transaction. The Acquisition Proposal supersedes Everbright’s prior proposal submitted to the Board dated August 14, 2013 and previously filed as an exhibit to the Schedule 13D. The Acquisition Proposal supersedes the indication of interest submitted by the Reporting Persons to the Issuer on August 14, 2013. The Reporting Persons believe that the Acquisition Proposal contemplates, both financially and with respect to closing certainty, a transaction that is superior to the transaction contemplated by the Agreement and Plan of Merger dated July 25, 2013, among the Issuer, Mallard Parent, LLC and M Acquisition Corporation.

The Acquisition Proposal is conditioned on and subject to, among other things, Everbright’s satisfactory completion of its due diligence investigation of the Issuer’s business operations, prospects, assets and liabilities, and the successful negotiation, execution and delivery of a definitive agreement and plan of merger among Everbright and one or more of its affiliates, and the Issuer.

A true and complete copy of the Acquisition Proposal is filed as Exhibit 7.03 to this Amendment No. 2 and the complete text thereof is incorporated in this Item 4 by such reference.

Except as expressly set forth in this Amendment No. 2, the Reporting Persons have no present plans, agreements, contracts, arrangements, understandings or commitments regarding any of the actions or matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

7.01	Joint Filing Agreement dated as of May 9, 2013 by and among Everbright Development Overseas, Ltd., Luis Chang, and Mai Wong (Previously filed as an exhibit to the Schedule 13D).

7.02	Letter dated August 14, 2013 from Everbright Development Overseas, Ltd. to Mr. Royce Winsten, Chairman of the Board of ALCO Stores, Inc. (Previously filed as an exhibit to the Schedule 13D).

7.03	Letter dated August 23, 2013 from Everbright Development Overseas, Ltd. to Mr. Royce Winsten, Chairman of the Board of ALCO Stores, Inc.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Everbright Development Overseas, Ltd., A British Virgin Islands Corporation

Date: August 26, 2013	By:	/s/ Mai Wong
Mai Wong, Chairman of the Board

/s/ Luis Chang
Date: August 26, 2013	Luis Chang, an individual

Date: August 26, 2013	/s/ Mai Wong
Mai Wong, an individual

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Exhibit 7.03

EVERBRIGHT DEVELOPMENT OVERSEAS, LTD.

110 Wall Street, 11th Floor

New York, New York 10005-3198

(212) 804-5725

August 23, 2013

Mr. Royce Winsten
Chairman
ALCO Stores, Inc.
401 Cottage
Abilene, Kansas 67410-2832
Attention: Board of Directors

Re: Acquisition Proposal

Dear Mr. Winsten:

On behalf of Everbright Development Overseas, Ltd. ("Everbright") and its principals and affiliates (collectively, the "Parent"), we are pleased to submit to you our proposal ("Acquisition Proposal") to acquire ALCO Stores, Inc., a Kansas corporation (the "Company" or "ALCO"), in an all-cash merger transaction (the "Merger"), on the general terms and conditions set forth below. This Acquisition Proposal supersedes our indication of interest previously delivered to you on August 14, 2013.

We have conducted a substantial amount of business, financial and real estate due diligence, to date, and we believe that this Acquisition Proposal is compelling and that Everbright can consummate the Merger on terms and conditions that are superior (financially and otherwise) to those set forth in the Agreement and Plan of Merger dated July 25, 2013, among the Company, Mallard Parent, LLC and M Acquisition Corporation (together with all exhibits thereto, collectively, the "Argonne Merger Agreement"). All capitalized terms used and not expressly defined herein shall have the respective meanings assigned to them in the Argonne Merger Agreement.

In developing this Acquisition Proposal we focused on ensuring certainty of consummation by an outside contract date of December 31, 2013 (substantially the same outside closing date as contemplated by the Argonne Merger Agreement).

We are confident that after the Company Board has had an opportunity to review and consider, in consultation with its legal and financial advisors, the terms and conditions proposed herein, it will be able to conclude that this Acquisition Proposal is bona fide and reasonably expected to result in a "Superior Proposal." In such event, we would expect the Company Board to determine and declare, prior to the "Solicitation Period End Date," that Everbright is an "Excluded Party" and to direct the appropriate officers and representatives of the Company to engage promptly in continuing negotiations with Everbright and its representatives to reach, prior to the "Cut-Off Date", a definitive "Alternative Acquisition Agreement" providing for such a Superior Proposal.

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1.	Premium to Current Merger Price: We are prepared to negotiate promptly with the Company and its representatives a definitive merger agreement that would provide "Per Share Merger Consideration" of $14.30 in cash (without interest). This represents and confirms a $0.30 cash premium relative to the Per Share Merger Consideration contemplated by the Argonne Merger Agreement.

2.	Same Transaction Structure: This Acquisition Proposal contemplates the identical reverse-triangular, statutory (single-step) merger structure contemplated by the Argonne Merger Agreement, with changes to the terms and conditions thereof that we believe to be favorable to the Company and its stockholders. These changes are highlighted in Section 3 and Section 4 below. For purposes of clarity, this Acquisition Proposal contemplates that a direct, wholly owned subsidiary (a Kansas corporation) of Everbright would be merged with and into the Company, with the Company as the surviving corporation. Each share of the Company's common stock (other than "Excluded Shares"), and each of the associated rights under the Company's Rights Plan, outstanding immediately prior to the effective time of the Merger (the "Effective Time") would be converted automatically into the right to receive the $14.30 Per Share Merger Consideration.

In addition, at the Effective Time all in-the-money "Company Stock Options" outstanding immediately prior thereto would be cancelled and, in exchange therefor, each holder thereof would receive promptly after the "Closing Date" a cash payment equal to the positive spread in the transaction (i.e., the product of (x) the total number of shares previously subject to such Company stock option and (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of such Company stock option). Each share of "Restricted Stock" outstanding under the "Company Stock Incentive Plans" would vest in full at the Effective Time and be cancelled, and each holder thereof would receive a cash payment equal to the Per Share Merger Consideration in respect of each such cancelled (underlying) share of Restricted Stock.

3.	Company-Favorable Merger Agreement Changes: Where applicable, we have identified the corresponding sections in the Argonne Merger Agreement as set forth below:

a.	Representations and Warranties (Article III). We are prepared to modify certain of the Company's representations and warranties in the Argonne Merger Agreement to make them more favorable to the Company with respect to materiality standards and scope. These representations and warranties include Sections 3.14 (Benefit Plans), 3.15 (Intellectual Property and Information Security), 3.16 (Subject Contracts), 3.17 (Properties), 3.18 (Environmental Laws) and 3.22 (Related Party Transactions).

b.	Substantial Reduction of Excess Borrowing Base Capacity. We are prepared to modify Section 7.4(c) of the Argonne Merger Agreement to reduce, by 20%, each of the "Excess Availability" threshold dollar amounts appearing in the table in the definition of "Minimum Excess Availability," as set forth below:

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Minimum Excess Availability Determination Date	Excess Availability
October 6, 2013	$31,400,271
November 3, 2013	$39,245,015
December 1, 2013	$40,724,498

We believe this provides the Company with substantially enhanced closing certainty with respect to the closing condition in Section 7.4(c) of the Argonne Merger Agreement.

c.	Modification of Deal Protection Covenants. Notwithstanding both the pre-sign "market check" conducted by the Company and the 30-day, post-sign public auction ("go shop") conducted by the Company, we nevertheless, are prepared to allow the Company to retain the "window-shop" and associated fiduciary termination provisions of the Argonne Merger Agreement in substantially their current form, and to modify certain of the "deal protections" contained in the Argonne Merger Agreement to make them more favorable to the Company.

These modifications would include: (i) reducing the "Termination Fee" to $1,650,000 from $2,250,000 (Section 7.5); (ii) reducing the "Negotiation Period" (in the case of an unsolicited Acquisition Proposal that the Company determines (in accordance with the standards in Section 5.3) is a Superior Proposal) to four (4) Business Days from five (5) Business Days, and to three (3) Business Days from four (4) Business Days in the case of any successive revision(s) or amendment(s) to any such Acquisition Proposal; (iii) limiting the "evergreen" nature of the right to "match" an interloping Superior Proposal based either on a percentage premium to the $14.30 Per Share Merger Consideration or limiting the aggregate number of Negotiation Periods; and (iv) reducing the amount of "Reimbursable Expenses" to $900,000 from $1,000,000.

4.	Financing; Superior Consummation Certainty: As a strategic buyer, Everbright has a long-term synergistic vision for the private ownership and operation of the Company and is not limited in its ability to structure and consummate M&A transactions based on minimum requisite internal rates of return on invested capital, leverage cushions and EBITDA thresholds to achieve a prescribed "exit horizon". As described in Section 5 below, we intend to finance the Merger with a combination of cash on hand, equity and debt financing. At the date hereof, Everbright has (US) $57,000,000 of cash on deposit with The Bank of China (Hong Kong) which is fully available and not subject to any use restrictions. Immediately prior to signing a definitive merger agreement, we expect to have fully executed bank financing commitment letters from each of our lending sources as previously discussed with you. We are in advanced substantive discussions with such lenders and we expect to be able to provide you shortly with drafts of such commitment letters as soon as they are fully negotiated.

In the event the debt contemplated by commitments from our lending sources are not available for funding at closing (and assuming that all other conditions to closing have been satisfied or, to the extent applicable and legally permissible, waived), the unavailability of such debt financing will not be a basis to assert a failed closing condition under the merger agreement.

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Accordingly, we contemplate negotiating Company-favorable modifications to the Argonne Merger Agreement to eliminate certain conditions to our obligation to close and to eliminate certain limitations on the Company's rights and remedies. For purposes of clarity, we would modify certain provisions of Article VII and we would simplify the terms of Section 8.7 to permit unlimited and fully reciprocal specific performance. There would be no $3,500,000 "cap" on contract damages in the case of failed debt financing or buyer breach (in the form of a reverse breakup fee or otherwise), and no limited, non-recourse guaranty of acquisition entity obligations.

5.	Sources and Uses:

We contemplate that the transaction will be financed with a combination of cash on hand, equity and debt financing, including: up to $16 million in equity, which includes existing owned shares, $30 million from our first lending source and a $140 million senior term facility from our second lending source.

6.	Substantially Completed Due Diligence: Parent has substantially completed its business and financial due diligence of the Company and expects to complete its legal due diligence within the next 12 days. For purposes of clarity, if we successfully negotiate with you a definitive merger agreement that we and the Company Board are prepared to have executed and delivered, there will be no reduction of the $14.30 Per Share Merger Consideration.

7.	No Further Internal Approvals: Everbright is a British Virgin Islands corporation that is wholly owned by one private individual, who together with Luis Chang, control Everbright at the stockholder and day-to-day management level, respectively. This Acquisition Proposal requires no board approval or investment committee approval. Therefore, we are fully prepared to move forward expeditiously on the general terms and conditions outlined herein.

8.	Only Customary Conditions: Consummation of the Merger would be subject to customary conditions to closing for transactions of the type outlined and proposed herein, including (i) the Company Board (upon the unanimous recommendation of any existing special committee thereof) having duly approved the merger agreement and the Merger, having declared the merger agreement advisable, and having recommended the adoption of the merger agreement by the requisite vote of the Company's stockholders (see clause (ii) below) at a special meeting of such holders convened for such purpose and having published such recommendation; (ii) the Company having obtained the affirmative vote "for" the adoption of the merger agreement and the approval of the Merger and the transactions contemplated thereby (both for purposes of K.S.A. 17-12,100 et seq. (the "Business Combination Act") and K.S.A. 17-1286 et seq. (the "Control Share Acquisition Act")) at a special meeting by the holders of not less than 66-2/3% of the outstanding shares of the Company Common Stock (excluding all shares owned by Everbright and its Affiliates) and by the affirmative vote of a majority of all outstanding shares of Company Common Stock entitled to vote regularly in the election of the Company's directors; and (iii) the expiration or early termination of any applicable waiting period(s) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Other than with respect to customary state corporate law and SEC filings, there are no other required or currently anticipated governmental or regulatory approvals.

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9.	Management and Employees: As stated in our August 14, 2013 indication of interest, we intend to retain substantially all of the Company's work force and management, but such retention would not be a condition to consummate the Merger. Prior to closing we expect to negotiate new employment contracts with senior members of management on terms no less attractive than existing agreements, or at the very least obtain assurances of management's intentions to remain with the Company. Furthermore, we are prepared to modify Section 5.9 of the Argonne Merger Agreement to provide for longer and increased benefits for "Continued Employees" on a post-closing basis. We are very encouraged by the personal and professional interactions we have had with the management team and look forward to working closely with them in the future.

We enjoyed meeting with the Company's executive team in Dallas, Texas, on August 20, 2013, and appreciate very much your openness, enthusiasm and cordiality. We found the meeting to be very productive and it significantly enhanced our understanding of the Company's business, operations and strategy.

This Acquisition Proposal is subject to the completion of our due diligence and the negotiation and execution of a definitive merger agreement (and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions thereof) in the time frame and on the general business terms and conditions outlined herein. This Acquisition Proposal is not legally binding and is not intended to constitute any definitive agreement, contract, arrangement, plan, commitment or understanding, or any current or future binding or enforceable obligation to agree or agreement to agree between us (or any of our respective affiliates) with respect to any of the subject matter outlined herein, and this Acquisition Proposal is not hereby intended to express or imply all of the terms and conditions of a definitive merger agreement (and related transaction documents) that necessarily would be subject to completion pursuant to negotiations between us.

Should you require any clarification of this Acquisition Proposal or have any questions or requests for further information, please do not hesitate to contact David Thompson, Executive Vice President – Finance & Business Development, Everbright Development Overseas, Ltd., 110 Wall Street, 11th Floor, New York, New York 10005-3198, (212) 804-5725; Mary Ann Domuracki, Managing Director, Financo, LLC, 600 Madison Avenue, 2nd Floor, New York, New York, 20011, 212-401-1312; or the undersigned directly.

/s/ Luis Chang

Luis Chang,

Chief Executive Officer

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